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January 17, 2025

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Laura Crotty, Jenn Do and Angela Connell

Re:	Sionna Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 26, 2024
CIK No. 0002036042

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Sionna Therapeutics, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on November 26, 2024 (the “Amendment No. 1”), as set forth in the Staff’s letter, dated December 10, 2024, addressed to Michael Cloonan (the “Comment Letter”). The Company is concurrently publicly filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 1

Risk Factors

We contract with third parties for the manufacture of our product candidates for clinical drug supply..., page 36

1.

We note your response to prior comment 13. Please revise your risk factor to disclose the single services agreement with WuXi AppTec (HongKong) Limited, as WuXi is a Chinese biotechnology company of concern named in the BIOSECURE Act, which could impact the availability of U.S. government contracts, grants, and loans. Please also revise your statement that the company has “in the past relied” on foreign CDMOs in China.

January 17, 2025

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 39.

General

2.

We note that you have removed all disclosure related to SION-638 from the prospectus. We also note a press release dated January 3, 2024, which described SION-638 as your “lead candidate”. In your response letter, please explain the removal of the disclosure regarding this product candidate and whether the company has discontinued its development.

RESPONSE: The Company respectfully advises the Staff that given the encouraging profiles of SION-719 and SION-451 observed in the Company’s ongoing Phase 1 clinical trials of these compounds, the Company has prioritized the development of these second-generation NBD1 stabilizer compounds over further development of SION-638, a first-generation NBD1 stabilizer. The Company does not intend to use any of the proceeds of this offering on the development of SION-638.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1329.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales Rivera

Enclosures

cc:	Michael Cloonan, Sionna Therapeutics, Inc.
Elena Ridloff, Sionna Therapeutics, Inc.
Jennifer Fitzpatrick, Sionna Therapeutics, Inc.
William D. Collins, Goodwin Procter LLP
Janet Hsueh, Goodwin Procter LLP